

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

November 21, 2017

Jamie Oei
Chief Executive Officer
Hoops Scouting USA
63 Rocio Court
Palm Desert, CA 92260

> **Re:** **Hoops Scouting USA**
> **Registration Statement on Form S-1**
> **Filed October 30, 2017**
> **File No. 333-221200**

Dear Mr. Oei:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. You appear to be a shell company as defined in Rule 405 under the Securities Act of 1933 because you have nominal operations and assets consisting solely of cash. Please disclose on the cover page that you are a shell company and add a risk factor that highlights the consequences of your shell company status. Discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies, and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. Also, describe the potential impact on your ability to attract additional capital through subsequent unregistered offerings. If you do not believe you are a shell company, please provide us with your legal analysis in support of your belief.

2.	We note the phone number provided on the facing page of your registration statement does not appear to be in operation. Please revise to provide a corporate phone number where your principal executive officer may be contacted.

Prospectus Cover Page, page 3

3.	Consistent with your risk factor entitled "Because there is no minimum proceeds the company can receive from its offering…" on page 11, please disclose here that the proceeds from this offering will not be placed in an escrow, trust account or similar account, and describe the effect on investors. See Item 501(b)(8)(iii) of Regulation S-K.

Risk Factors

4.	We note your disclosure on page 18 that your Chief Executive Officer resides in Canada. Please provide a risk factor pertaining to the difficulty that U.S. stockholders would face in effecting service of process against your sole officer. This risk factor should address the risk U.S. stockholders face in: effecting service of process within the U.S. on your officer; enforcing judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against the officer; enforcing judgments of U.S. courts based on civil liability provisions of the U.S. federal securities laws in foreign courts against your officer; and bringing an original action in foreign courts to enforce liabilities based on the U.S. federal securities laws against your officer. Alternatively, please advise as to why you believe such a risk factor is unnecessary.

"We may, in the future, issue additional common shares…", page 12

5.	Please revise this risk factor to reflect the shares being sold in the offering and how many shares will be remaining and issuable post-offering at various levels of completion. In that regard, we note that if the offering is fully subscribed, only 50,000 shares will still be authorized for issuance in the future under the current Articles of Incorporation.

Description of Property, page 17

6.	We note your disclosure that your executive offices are located at 63 Rocio Ct., Palm Desert, CA 92260 in your sole officer and director's home. We further note your disclosure that your sole officer and director resides in Canada. Please reconcile or advise.

Description of Our Business

Our Products and Products Description, page 19

7.	We note that you expect the majority of your revenue to be from sponsorship on the website and from the app. Please clarify how you intend to generate revenue through sponsorship as well as what sponsorship entails. Also, please explain how you intend to use the mobile application to generate revenue.

Competition, page 19

8.   We note your disclosure regarding competition from well-established manufacturing, distribution, wholesale, retail and online sales companies. Please revise to clarify why those types of companies operate in the same industry as Hoops Scouting USA or advise.

Management's Discussion and Analysis

Accounting and Audit Plan, page 22

9.   You anticipate spending approximately $7,500 to pay for accounting and audit requirements. However, you state that you expect the preparation of your quarterly financial statements to cost approximately $3,000 and your annual audited financial statements to cost $3,500. You also indicate that you expect SEC reporting and compliance to cost approximately $7,500. Please clarify whether the estimated costs for your accounting and audit requirements are encompassed by your estimated SEC reporting and compliance costs and reconcile throughout or advise.

Security Ownership of Certain Beneficial Owners and Management, page 26

10.   Please revise the beneficial ownership table to present Mr. Oei's post-offering ownership percentages assuming various levels of completion of the offering.

Exhibits

11.   Please file the form of subscription agreement that you will require investors in the offering to execute as described on page 15.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Craig Wilson, Accounting Branch Chief, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or me at (202) 551-3735 with any other questions.

                        Sincerely,

                        /s/ Barbara C. Jacobs

                        Barbara C. Jacobs
                        Assistant Director
                        Office of Information Technologies
                        and Services

cc: Marc Applbaum, Esq.
         Law Offices of Marc Applbaum, APC